SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2010-09-15
Your date

Commission File No. 82-1463



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB – Nomination Committee for Annual General Meeting on 3 May 2011, dated 13 September 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dw 9/28

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

Cusip number 800 212 201



Press Release

Sandvik AB – Nomination Committee for Annual General Meeting on 3 May 2011

At Sandvik AB's Annual General Meeting on 4 May 2010, it was resolved that the company shall have a Nomination Committee comprising one representative for each of the four principal shareholders, together with the Chairman of the Board (convenor). In addition, the Nomination Committee has the possibility to call in one co-opted member to the Nomination Committee from the Board members if required. At the time of the formation of the Nomination Committee, the ownership conditions shall determine which shareholders are the principal shareholders based on the information received from Euroclear Sweden AB on the last banking day in August 2010. The composition of the Nomination Committee shall be announced publicly as soon as it is appointed. The Chairman of the Nomination Committee shall be the member representing the largest shareholder. The term of the Nomination Committee extends until the next Nomination Committee is appointed.

The Nomination Committee shall prepare proposals regarding the Chairman of the Meeting, the number of Board members, fees to be paid to the Board members and auditors, the election of Board members and Board Chairman, the number of auditors and the appointment of auditors, and how the Nomination Committee shall be elected for the 2012 Annual General Meeting and the duties of that Nomination Committee.

The Nomination Committee has now been appointed and comprises the following members:

Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
Håkan Sandberg, Handelsbanken's Pension Foundation and Pension Fund
Staffan Grefbäck, Alecta
Marianne Nilsson, Swedbank Robur Funds
Anders Nyrén, Sandvik's Board Chairman

Shareholders wishing to present proposals to the Nomination Committee for the 2011 Annual General Meeting can submit them to the Nomination Committee's secretary Bo Severin (Sandvik's Chief Counsel) by post: Sandvik AB, Attn: Bo Severin, SE-811 81 Sandviken, Sweden, or by e-mail: bo.severin@sandvik.com.

Information about the Annual General Meeting is available on the company's website: www.sandvik.se or www.sandvik.com.

Sandviken, 13 September 2010

Sandvik Aktiebolag



Our date
2010-09-15
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to invest in manufacturing of crushing equipment, dated 8 September 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address

SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)

Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone

+46 26 26 00 10

Telefax

+46 26 26 10 76

CUSIP number 800 212 201



Press Release

Sandvik to invest in manufacturing of crushing equipment

Sandvik Mining and Construction is expanding its manufacturing of crushing equipment in Svedala, Sweden, and investing SEK 300 million in a new production plant.

The nearly 6,000 square meter production plant will be completed during early 2012. The plant will be fitted with the most modern production equipment for manufacturing key components for Sandvik's crushers, which are assembled not only in Svedala, but also in other countries.

The investment follows a decision earlier this year to also build a new distribution center in Svedala for spare parts for the European market.

"Sandvik Mining and Construction has in recent years consolidated manufacturing to larger and highly efficient plants. In all locations in which we have manufacturing, it must be of world class. This applies to the highest degree to our facility in Svedala, where we also have our product development center for crushing technology," says Gert Sköld, CFO and Vice President, Sandvik Mining and Construction.

Sandviken, 8 September 2010

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 9:00 a.m. on 8 September 2010.

Further information can be obtained from Gert Sköld, CFO and Vice President of the Sandvik Mining and Construction business area, tel. +46 26 26 51 05 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel. +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. In 2009, the Group had about 44,000 employees and representation in 130 countries, with annual sales of nearly SEK 72,000 M

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation and sizing of rock and minerals in the mining and construction industries. Annual sales in 2008 amounted to about SEK 32,600 M, with approximately 14,400 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43